J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Jefferies LLC

520 Madison Avenue

New York, New York 10022

Cowen and Company, LLC

599 Lexington Avenue

New York, New York 10010

January 4, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Generation Bio Co.

Registration Statement on Form S-1 (File No. 333-251872)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Generation Bio Co. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:10 PM, Eastern Time, on January 6, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Wilmer Cutler Pickering Hale and Dorr LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each Underwriter or dealer, who is reasonably anticipated to participate in the distribution of the securities, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Acting severally on behalf of themselves and the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
Name: David Ke
Title: Executive Director

JEFFERIES LLC

By:	/s/ Kevin Sheridan
Name: Kevin Sheridan
Title: Managing Director, Global Joint Head of Healthcare Investment Banking

COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
Name: Bill Follis
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]